UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JK Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___156 Thornton Dr.___
(No. and Street)

___Palm Beach Gardens,___ ___FL___ ___33418___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jonathan Kenney___   ___708-955-0794___
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Greenberg & Company LLC___
(Name – if individual, state last, first, middle name)

___500 Morris Ave., Springfield, NJ 07081___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Kenney _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Securities, Inc. _____, as of December 31 _____, 20 16 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



RACHELLE ALISSA MOXEY
Notary Public - State of Florida
Commission # GG 058130
My Comm. Expires Dec 27, 2020
Bonded through National Notary Assn

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

JK SECURITIES, INC.

CONTENTS



GREENBERG
&
COMPANY
Certified Public Accountants, LLC
500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
JK Securities, Inc.

We have audited the accompanying statement of financial condition of JK Securities, Inc. as of December 31, 2016 and the related statements of income, changes in shareholders equity, and cash flows for the year then ended. These financial statements are the responsibility of JK Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JK Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of JK Securities, Inc.'s financial statements. The supplemental information is the responsibility of JK Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Greenberg & Company LLC

GREENBERG & COMPANY, LLC

Springfield, NJ
February 10, 2017

JK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$	8,318
Receivable from brokers		169,626
Securities owned at market value		182,172
Due from stockholder		284,220
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $4,898		8,829
Other assets		4,349
Total Assets	$	657,514

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Payable to brokers	$	164,971
Accounts payable, accrued expenses and other liabilities		12,379
Total Liabilities		177,350

SHAREHOLDERS' EQUITY

Common stock, $2 par value; 1,000 shares authorized, 500 shares issued and outstanding		1,000
Additional paid-in-capital		479,164
Retained earnings		-
		480,164
Total Liabilities and Shareholders' Equity	$	657,514

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

REVENUE

Trading gains and losses, net	$	194,193
Unrealized gain on securities		2,322
Interest income		3,788
Total Revenue		200,303

EXPENSES

Employee compensation and related benefits	40,875
Clearing and execution costs	23,796
Rent and occupancy	12,600
Subscriptions	31,967
Professional fees	18,871
Insurance	10,784
Depreciation	425
Other operating expenses	41,731
Total Expenses	181,049

NET INCOME	$	19,254

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	19,254
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		425
Change in assets and liabilities:		
Decrease in receivable from broker		4,196
Increase in securities owned		(44,591)
Increase in payable to broker		44,981
Decrease in accounts payable, accrued expenses and other liabilities		(2,197)
Net cash provided by (used in) operating activities		22,068
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(161)
Net Cash provided by (used in) investing activities		(161)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder loan payments		(29,746)
Distributions to stockholder		(19,254)
Net cash provided by (used in) financing activities		(49,000)
NET INCREASE (DECREASE) IN CASH		(27,093)
CASH AT BEGINNING OF YEAR		35,411
CASH AT END OF YEAR	$	8,318

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 1,000	$ 479,164	$ -	$ 480,164
Distributions to stockholder			(19,254)	(19,254)
Net Income	-	-	19,254	19,254
Balance, December 31, 2016	$ 1,000	$ 479,164	$ -	$ 480,164

See independent auditor's report and notes to the financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

JK Securities, Inc. (the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by clearing broker-dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

REVENUE RECOGNITION AND SECURITIES OWNED

Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See Note 4 for fair value information.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.

As of December 31, 2016, no audits were in process by a tax jurisdiction that, if completed during the next twelve months, would be expected to result in material unrecognized tax benefits. The Company is no longer subject to U. S. federal and state income tax examination for the years before 2013.

The Company did not have any gross unrecognized tax benefits or accrued interest and penalties relating to unrecognized tax benefits at December 31, 2016. In addition, there was no activity related to the Company's unrecognized tax benefits during the year ended December 31, 2016.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from three to seven years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material

IMPAIRMENT OF LONG-LIVED ASSETS

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Machinery and equipment	$13,727
Less: Accumulated Depreciation	4,898
Total	$ 8,829

Depreciation expense for the year ended December 31, 2016 is $425.

Property and equipment decreased as a vehicle was removed from the asset.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about financial instruments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. the types of investments included in Level 1 include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation.

General and limited partner interests, certain loans and bonds and collateralized loan obligations are examples of investments included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	Carrying Amount at 12/31/16	Significant Other Observable Inputs (Level 2)
State and Municipal Government Obligations	$ 182,172	$ 182,172

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique. State and municipal government obligations are generally valued using broker quotes or pricing services based on similar instruments in active markets and are included in Level 2 of the valuation hierarchy.

	Gain For the Year Ended December 31, 2016
The amount of total gain for the period included in earnings (or changes in net assets) attributable to the change in unrealized gain relating to assets still held at the reporting date.	$ 2,322
Total unrealized gain included in earnings	$ 2,322

5. RECEIVABLE FROM AND PAYABLE TO BROKERS

The Company clears its proprietary transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with two of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. Municipal bonds have 15% margin requirement and corporate bonds have 20% margin requirement. The interest accrues at a yearly interest rate of 4.25% if the margin loan is above the inventory reserve. The amount payable to two of its clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with the Company's brokers, the Company's long inventory which is limited to municipal bonds and corporate bonds, will not exceed one million US dollars.

Amounts receivable from and payable to the brokers at December 31, 2016, consist of the following:

		Receivable	Payable
Clearance cost payable		$ 0	$ 2,500
Inventory reserve (cash on deposit)		166,080	0
Payable to brokers	(1)	0	162,471

(1) Securities collateralized are $182,172.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

(Continued)

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

The Company's financial instruments, including cash, receivables, securities, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

7. RELATED PARTY TRANSACTIONS

DUE FROM STOCKHOLDER

As of December 31, 2016, $284,220 was due from the president of the Company, who is also a stockholder and is payable on demand. Interest does not accrue and there is no maturity date.

OPERATING LEASE

The Company leases office space on a month-to-month basis from the president of the Company. Rental expense charged to operations for the year ended December 31, 2016 was $12,600.

8. LEASE COMMITMENT

The Company has a vehicle lease agreement with an unrelated entity which expires in December 2017. Future minimum lease payments required under the lease are as follows:

2017	6,786
Total	$ 6,786

9. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $175,550, which was $75,550 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.08 to 1 at December 31, 2016.

10. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The

Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through February 10, 2017, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

JK SECURITIES, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

JK SECURITIES, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
YEAR ENDED DECEMBER 31, 2016

Total shareholder's equity	$	480,164
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		13,178
Due from stockholder		284,220
Net capital before haircuts on proprietary positions		182,766
Haircuts on secuities:		
State and municipal government obligations		7,216
Net capital		175,550
Net capital requirement		100,000
Excess net capital	$	75,550
Aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities	$	14,879
Total aggregate indebtedness	$	14,879
Ratio of aggregate indebtedness to net capital		0.08 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	992
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)	$	100,000
Excess net capital	$	75,550
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	55,550
RECONCILIATION TO UNAUDITED FORM K-17A-5 PART IIA		
Net capital reported above	$	182,766
Haircuts on securities - municipal bond and money market fund		(7,216)
Net capital - per form X-17A-5 Part IIA	$	175,550

See the accompanying Independent Auditor's Report.

GreenberG
&
CompanY
Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of JK Securities, Inc.

We have reviewed management's statements, included in the accompanying JK Securities, Inc.'s exemption report, in which JK Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions from January 1, 2016 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



GREENBERG & COMPANY LLC

Springfield, New Jersey
February 10, 2017



JK SECURITIES, INC.
156 Thornton Drive
Palm Beach Gardens, FL 33418

JK SECURITIES, INC.'S EXEMPTION REPORT

JK Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

JK Securities, Inc.

I, Jonathan Kenney, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
President

February 7, 2017